Exhibit 99.1

ShoulderUp Technology Acquisition Corp. Announces Proposed $7 Million PIPE and ELOC

Kennesaw, GA, April 22, 2025 (GLOBE NEWSWIRE) -- ShoulderUp Technology Acquisition Corp. (“ShoulderUp” or the “Company”)  announced that in connection with its pending business combination with SEE ID, Inc. (“SEE ID”), ShoulderUp and SEE ID, subject to market and other conditions, intend to pursue various financing alternatives, which may include offering up to $7 million in aggregate principal amount of shares of common stock of ShoulderUp and/or SEE ID, in a private offering that is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and/or a potential equity line of credit (“ELOC”).

The net proceeds of the offering and/or the ELOC will be used to satisfy the conditions to the closing of the business combination and to fund ongoing operations of the combined company.

The securities to be offered have not been registered under the Securities Act, or any state securities laws. Unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. SEE ID plans to offer and sell the securities only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act.

This press release is being issued pursuant to Rule 135c under the Securities Act, and is neither an offer to sell nor a solicitation of an offer to buy common stock or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, common stock or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

About ShoulderUp

ShoulderUp is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination with one or more businesses or entities.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ShoulderUp Contact:

ShoulderUp Technology Acquisition Corp, 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, (650) 276-7040.